

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Yancey Spruill
Chief Executive Officer
DigitalOcean Holdings, Inc.
101 6th Avenue
New York, New York 10013

>   **Re: DigitalOcean Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 20, 2020**
>   **CIK No. 0001582961**

Dear Mr. Spruill:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 20, 2020

Prospectus Summary
Overview, page 1

1. Please disclose how you define monthly unique users and tell us if this is a key metric management uses to evaluate your business.

Industry Background
Proliferation of Cloud Native Start-Ups and SMBs, page 3

2. Please clarify how you define small and medium-sized customers ("SMBs"). Also, disclose the basis for your estimates that there are 100 million SMBs globally and that more than 14 million net new SMBs are created globally each year.

Key Benefits to Our Customers, page 5

3. In regard to the customer success stories profiled in this section, please explain the criteria you used in selecting these scenarios, and why they provide a fair representation of your user base.

Risk Factors
We rely on a limited number of suppliers for certain components..., page 23

4. We note that you source some materials from a limited number of suppliers. To the extent any of these supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to the registration statement and disclose the material terms of the contract in the prospectus.

The recent COVID-19 pandemic and any related economic downturn could negatively affect our business, page 34

5. Given your reliance on a limited number of suppliers for certain equipment, please disclose whether the pandemic has created any material supply chain issues for you.

Selected Financial Data
Non-GAAP Financial Measures, page 59

6. We note that your calculation of adjusted gross profit excludes depreciation and amortization because it primarily relates to investments in data center servers and may not reflect your current or future cash spending levels to support your business. Please revise your discussion of this measure to address disclosures made on page 14 and elsewhere that you plan to continue to expend substantial financial resources on your technology infrastructure.

Business
Our Customer Support and Service, page 95

7. Please explain what the "Net Promoter Score" measures, how it is calculated and why you believe it is a meaningful metric.

Audited Consolidated Financial Statements
Note 12. Income Taxes, page F-30

8. You disclose on page F-31 that state NOL carryforwards of nearly $93 million will begin to expire in 2021. Please revise to give greater context to the specific time periods in which these NOL carryforwards will expire. For example, if the NOLs will expire over a period of several years, consider revising to quantify the amount that will expire in the next 1-2 years, 3-5 years and more than 5 years.

Note 15. Subsequent Events, page F-33

9.   Please provide us with a breakdown of all stock-based compensation awards granted to date during 2020 including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

General

10.   Please revise so that the order of the financial statement periods presented are consistent from left to right throughout the filing. Refer to SAB Topic 11:E.

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Alison A. Haggerty